Exhibit 1.1
Execution Version
AGREEMENT TO EXCHANGE
     This Agreement (the “Agreement”) dated as of October 19, 2009 (the “Execution Date”) is made by and among (i) the undersigned holders or investment advisers or managers of discretionary accounts of the Notes (as defined below; each such signatory, a “Tendering Noteholder”) and (ii) Callon Petroleum Company, a Delaware corporation (“Callon;” each Tendering Noteholder and Callon, a “Party”, and collectively, the “Parties”).
RECITALS
     WHEREAS, the Tendering Noteholders who execute counterparts of this Agreement (the “Tendering Noteholders”) and Callon have negotiated the terms and conditions of a proposed offer to exchange and consent solicitation (the “Exchange Offer”) with respect to Callon’s $200 million 9.75% Senior Notes due 2010, Series B (the “Old Notes”) to be exchanged for (i) Callon’s $150 million 13% Senior Notes due 2016 (the “New Notes”); (ii) an aggregate of 4.125 million shares of Callon common stock; and (iii) an aggregate of 337,500 shares of a new issue of preferred stock convertible for shares of Callon common stock (together with the common stock in (ii) above the “Common Shares”) on a ten-for-one basis (the “Preferred Shares”).
     NOW, THEREFORE, in consideration of the foregoing, the Parties agree as follows:
AGREEMENT
     Section 1. Means For Effectuating the Transactions. To implement the Exchange Offer, Callon proposes, on the terms and conditions set forth herein, to consummate (to the extent this Agreement has not been terminated) an offer to exchange and consent solicitation pursuant to the form of Offer to Exchange (“Offer to Exchange”) attached hereto as Exhibit A. The form of Indenture for the New Notes (“New Indenture”) is attached hereto as Exhibit B. The form of Intercreditor Agreement is attached hereto as Exhibit C. The form of Certificate of Designation for the Preferred Shares is attached hereto as Exhibit D.
     Section 2. Consideration. The Parties hereby acknowledge and agree that in connection with the Exchange Offer, no holder of the Old Notes will be entitled to receive consideration (whether in cash, securities or otherwise) other than the consideration provided in this Agreement or the Offer to Exchange.
     Section 3. Tendering Noteholders’ Commitments Regarding a Transaction.
     (a) Agreement to Tender. Subject to the conditions contained in paragraphs (b) and (c) of this Section 3, each Tendering Noteholder agrees that it shall tender, or cause to be tendered, all of the Relevant Securities (as defined below) and any additional Notes of which such Tendering Noteholder (or a client account over which such Noteholder has discretion) is, or at any time on or prior to the Outside Date (as defined below) becomes, the holder of record or the beneficial owner and will not withdraw such tender. The tender referenced in the preceding sentence shall be made not later than (x) two business days after the Exchange Offer Commencement Date (as defined below) in the case of Relevant Securities held as of the date of this Agreement and (y) the Outside Date in the case of Relevant Securities acquired after the date of the Agreement but before the Outside Date.
     (b) Certain Conditions. The obligations of each Tendering Noteholder set forth in Section 3 are subject to the conditions that (i) the terms of any applicable agreements or documents implementing the Exchange Offer, including, without limitation, the forms of Offer to Exchange, the New Indenture and the Intercreditor Agreement, embody and are substantially consistent in all respects with this Agreement, including Exhibits A, B and C, (ii) all final documents implementing the Exchange Offer have been or will be entered into by all applicable parties and have or will become valid, binding and enforceable, (iii) no Tendering Noteholders’ Termination Event (as defined below) shall have occurred, (iv) Callon has not terminated this Agreement after the occurrence of a Company Termination Event (as defined below), and (v) no other termination of this Agreement has occurred pursuant to the terms set forth herein.
     (c) Transfer of Old Notes. Except as expressly provided herein, this Agreement shall not in any way restrict the right or ability of any Tendering Noteholder to sell, borrow, lend, use, assign, transfer or otherwise dispose of (“Transfer”) any of the Old Notes; provided, however, that for a period commencing as of the date such Tendering Noteholder executes this Agreement until the earlier to occur of (i) the occurrence of a Tendering Noteholders’ Termination Event, (ii) Callon’s termination of this Agreement after the occurrence of a Company Termination Event and (iii) any other termination of this Agreement pursuant to the terms hereunder (such period, the “Restricted Period”), no Tendering Noteholder shall Transfer any Old Notes, and any purported Transfer of Old Notes shall be void and without effect unless the Transferee delivers to the Tendering Noteholder transferor and Callon, at or prior to the time of the proposed Transfer, a written agreement pursuant to which such transferee shall assume all obligations of the Tendering Noteholder transferor hereunder in respect of the Notes Transferred (such Transferee, if any, to also be a Tendering Noteholder hereunder).
     (d) Representation of Tendering Noteholders’ Holdings. Each Tendering Noteholder represents on its own behalf that, as of the date such Tendering Noteholder executes and delivers this Agreement, it is the beneficial owner and/or the investment adviser or manager of discretionary accounts for the holders or beneficial owners of the aggregate principal amount of the Old Notes set forth on the signature page (the “Relevant Securities”) under its name, with the power to vote and dispose of all or substantially all of the aggregate principal amount of the Relevant Securities on behalf of such holders or beneficial owners.
     (e) Transfer of Common Shares. Each Tendering Noteholder agrees that for a period of six (6) months from the date of issuance of Common Shares pursuant to the Exchange Offer, such Tendering Noteholder will not, without Callon’s prior written consent, directly or indirectly, offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) Common Shares in an amount that is more than 25,000 Common Shares per week. In furtherance of the foregoing, Callon and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.
     (f) Agreement to Vote. Each Tendering Noteholder agrees to vote all shares of Callon common stock, including Common Shares, held by it in favor of (i) the issuance of the Common Shares and Preferred Shares, and (ii) the proposal to increase the number of Callon’s authorized shares as described in the Offer to Exchange.
     Section 4. Undertakings and Representations.
     (a) Exchange Offer Commencement Date. Callon will commence the Exchange Offer within two business days after the Execution Date (such time and date, the “Exchange Offer Commencement Date”). Such Exchange Offer will require that all Old Notes be tendered by not later than 11:00 a.m. (prevailing New York City time) on the last to occur of (i) 9 calendar days after the commencement of the Exchange Offer (or, if such ninth day is not a business day, then the first business day thereafter) or (ii) such later date as may be requested by Callon and consented to by Tendering Noteholders (the date of the last to occur of clause (i) or (ii) being the “Outside Date”). The Outside Date may be accelerated by Callon to an earlier date in its discretion.
     (b) Representation of Callon. Callon represents that, as of the date hereof, it has not executed any agreement providing for, or otherwise adopted any board resolution, authorizing the entry into any agreement with any person providing for a merger, consolidation, asset sale, or the purchase or acquisition of all or a substantial part of the assets of another entity, in each case, which would be material to Callon.
     Section 5. Mutual Representations, Warranties, and Covenants. Each of the Parties represents, warrants, and covenants to the others, as of the date of this Agreement, as follows (each of which is a continuing representation, warranty, and covenant):
     (a) Enforceability. This Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditor’s rights generally or by equitable principles relating to enforceability.
     (b) No Consent or Approval. Except as expressly provided in this Agreement or the Offer to Exchange, no consent or approval is required by any other person or entity in order for it to carry out the Exchange Offer.
     (c) Power and Authority. Except as expressly provided in this Agreement, it has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

     (d) Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.
     Section 6. No Waiver. Nothing herein is intended to, or does, in any manner, waive, limit, impair, or restrict the ability of any of the Tendering Noteholders to protect, prosecute, enforce or preserve any of their respective rights, remedies, claims and/or interests under applicable law.
     Section 7. Termination Events.
     (a) Tendering Noteholder Termination Events. This Agreement shall terminate automatically without any action or notice upon the occurrence of any of the following events (each, a “Tendering Noteholders’ Termination Event”): (a) the failure of Callon to commence the Exchange Offer on or prior to the Exchange Offer Commencement Date, except as may be agreed by Callon and the Tendering Noteholders, (b) with respect to the Exchange Offer, the valid tender by the holders thereof of less than 80% in principal amount of the Old Notes (provided that, for purposes of calculating the percentage of Old Notes tendered pursuant to the Exchange Offer, any Old Notes of any Tendering Noteholder that are subject to this Agreement shall be deemed to have been tendered in the Exchange Offer if the failure of such Tendering Noteholder to so tender such Old Notes would, but for the provisions of this Section 7(a), constitute a breach of such Tendering Noteholder’s commitments under this Agreement), (c) the breach in any material respect by Callon of any of the representations, warranties or covenants set forth in this Agreement, (d) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of the Exchange Offer or any of the transactions contemplated thereunder, (e) the occurrence of any “Event of Default”, default or acceleration event under the Old Indenture or (f) if the Exchange Offer has not been consummated in accordance with the terms set forth herein on or before the Outside Date.
     (b) Company Termination Events. Callon may terminate this Agreement as to all Parties by giving written notice to the Tendering Noteholders upon the occurrence of any of the following events (each, a “Company Termination Event”): (a) the breach in any material respect by any Tendering Noteholder of any of the representations, warranties or covenants of such Tendering Noteholder set forth in this Agreement, (b) if the Exchange Offer has not been consummated in accordance with the terms set forth herein on or before the Outside Date, or (c) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of the Exchange Offer or any of the transactions contemplated thereunder.
     (c) Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement among Callon and Tendering Noteholders.

     (d) Termination. Except for obligations that are expressly intended to survive the termination of this Agreement, this Agreement, and the obligations of all Parties hereunder, shall automatically terminate without any further notice or action at 5:00 p.m. (prevailing New York City time) on the Outside Date.
     (e) Effect of Termination. Upon termination of this Agreement, each Party hereto shall be released from its commitments, undertakings and agreements under or related to this Agreement and shall have the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the transactions set forth on the Term Sheet or otherwise, that it would have been entitled to take had it not entered into this Agreement.
     Section 8. Effectiveness; Amendments. This Agreement shall become effective and binding upon each of the Parties that have executed and delivered counterpart signature pages hereto. Once effective, this Agreement may not be modified, amended, supplemented or otherwise altered (except as expressly provided herein), and no term or condition may be waived, except in a writing signed by Callon and the Tendering Noteholders.
     Section 9. Miscellaneous.
     (a) Further Assurances. The Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be appropriate or necessary, from time to time, to effectuate the Exchange Offer, whether the same occurs before or after the date of this Agreement and further agree not to take any actions inconsistent herewith.
     (b) Complete Agreement. This Agreement is the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, between the Parties with respect thereto. No claim of waiver, modification, consent or acquiescence with respect to any provision of this Agreement shall be made against any Party, except on the basis of a written instrument executed by or on behalf of such Party.
     (c) Parties. This Agreement shall be binding upon, and inure to the benefit of, the Parties. No rights or obligations of any Party under this Agreement may be assigned or transferred to any other person or entity except as provided in Section 3(c) hereof. Nothing in this Agreement, express or implied, shall give to any person or entity, other than the Parties, any benefit or any legal or equitable right, remedy or claim under this Agreement.
     (d) Injunctive Relief. The Parties agree that damages at law would be an inadequate remedy for the breach of any of the promises and agreements contained in this Agreement, and, accordingly, any Party hereto shall be entitled to injunctive relief with respect to any such breach, including, without limitation, specific performance of such promises or agreements or an order enjoining a party from any threatened, or from the continuation of any actual, breach of the promises or agreements contained in this

Agreement. The rights set forth in this Section 9(d) shall be in addition to any other rights which a Party may have at law or in equity pursuant to this Agreement.
     (e) Headings. The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit or aid in the construction or interpretation of any term or provision hereof.
     (f) GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM; WAIVER OF TRIAL BY JURY. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAWS PRINCIPLES THEREOF. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York City (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts and (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The terms and conditions set forth in this Section shall survive any termination of this Agreement.
     (g) Execution of Agreement. This Agreement may be executed and delivered (by facsimile or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.
     (h) Interpretation. This Agreement is the product of negotiations between Callon and the Tendering Noteholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.
     (i) Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives, other than a trustee or similar representative appointed in a bankruptcy case. The agreements, representations and obligations of the Tendering Noteholders under this Agreement are, in all respects, several and not joint.

     (j) Notices. All notices hereunder shall be deemed given if in writing and delivered, if sent by telecopy, e-mail, courier or by registered or certified mail (return receipt requested) to the following addresses and telecopier numbers (or at such other addresses or telecopier numbers as shall be specified by like notice)
if to Callon:
200 North Canal Street
Natchez, Mississippi 39120
Attention: B.F. Weatherly
E-mail address: bweatherly@callon.com
with copies to:
Haynes and Boone, LLP
1221 McKinney, Suite 2100
Houston, Texas 77010
Attention: George G. Young
E-mail address: guy.young@haynesboone.com
if to a Tendering Noteholder to the address next to such Noteholder’s signatory on the signature page.
Any notice given by delivery, email, mail or courier shall be effective when received. Any notice given by telecopier shall be effective upon oral or machine confirmation of transmission.
     Section 10. Disclosure.
     (a) Publicity; Non-Disclosure of Holdings. Except as required by law, Callon shall not (a) use the name of any Tendering Noteholder in any public manner without such Tendering Noteholder’s prior written consent or (b) disclose to any person (including, for the avoidance of doubt, any other Tendering Noteholder) the principal amount or percentage of any Old Notes, New Notes or any other securities of Callon or any of their respective subsidiaries held by any Tendering Noteholder; provided, however, that Callon shall be permitted to disclose at any time (after consulting with Tendering Noteholders) the aggregate principal amount of and aggregate percentage of Old Notes held by Tendering Noteholders or by persons who have otherwise agreed to participate in the Exchange Offer as a group. The terms and conditions set forth in this Section shall survive any termination of this Agreement.

     (b) Nullity of Tenders. Upon the occurrence of any termination of this Agreement, any and all tenders by the Tendering Noteholders prior to such termination shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by Callon in connection with the Exchange Offer.
[Remainder of Page Left Intentionally Blank]